Exhibit 99.1

AMARIN ANNOUNCES FINANCIAL RESULTS FOR FOURTH
QUARTER AND FULL YEAR 2007

DUBLIN, Ireland, May 19, 2008 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the fourth quarter and full year ended December 31, 2007. For the fourth quarter of 2007, Amarin reported a net loss of $7.9 million, or $0.72 per share, compared with a net loss of $5.0 million, or $0.57 per share, in the fourth quarter of 2006. The increase in net loss for the quarter is primarily due to reorganization costs and higher share-based compensation costs.

For the year ended December 31, 2007, Amarin reported a net loss of $38.2 million or $3.90 per share, compared with a net loss of $26.8 million or $3.25 per share for the year ended December 31, 2006. The increase in net loss for the year is primarily due to the previously announced write-off of the Miraxion intangible asset of $8.8 million in the second quarter of 2007, reorganization costs and higher share-based compensation costs, partly offset by a reduction in research and development costs.

The net loss per share amounts reflect the one-for-ten reverse stock split which took effect on January 18, 2008. Figures for the comparative periods have been restated to International Financial Reporting Standards (“IFRS”). For further information with respect to the application of IFRS to our accounts, please refer to our 2007 IFRS Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on May 19, 2008 and our IFRS transition document which was furnished to the SEC on Form 6-K and is available on the Company’s website.

Three months ended December 31, 2007

For the quarter ended December 31, 2007, Amarin’s operating loss was $7.7 million, compared with an operating loss of $6.7 million for the same period in 2006.  The increase for the fourth quarter compared to the corresponding period in 2006 is primarily due to reorganization costs of $1.9 million associated with the departure of our former chief executive officer and the costs associated with the planned closing of Amarin’s offices in London plus higher share-based compensation costs, partly offset by a reduction in research and development expenditure.

Research and development costs for the fourth quarter 2007 were $1.7 million, reflecting third-party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The decrease of $2.2 million for the fourth quarter of 2007 from the comparative period in 2006 is primarily due to the completion of the Phase III trials in Huntington’s disease in early 2007. Research and development costs for the fourth quarter primarily represent expenditures on Amarin’s two Parkinson’s disease programs, its epilepsy and memory programs and the initiation of its new cardiovascular disease program.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. Selling, general and administrative costs for the fourth quarter 2007 of $3.2 million increased by $0.7 million when compared to the same period in 2006. This increase is primarily due to increased personnel and administrative costs.

Non-cash share-based compensation expense increased $0.4 million to $0.9 million when compared to the same period in 2006. This increase was due to options granted since the end of the comparative period.

Twelve months ended December 31, 2007

For the twelve month period ended December 31, 2007, Amarin reported an operating loss of $40.7 million, compared with an operating loss of $28.1 million for the comparative period in 2006. The 2007 increase in operating loss compared with 2006 is mainly due to the $8.8 million impairment of intangible assets; an increase in non-cash share-based compensation expenses of $2.8 million; reorganization costs of $1.9 million associated with the resignation of the Company’s former chief executive officer and the planned closing of the Company’s offices in London; and increased selling, general and administration costs primarily reflecting increased personnel costs and the significant level of business development activities during the year. These amounts are partly offset by a reduction in research and development costs.

As at December 31, 2007, the Company had cash balances of $18.3 million. As previously reported, on May 14, 2008, Amarin announced a private placement of ordinary shares for up to $60 million to be funded in two equal tranches. Amarin expects to announce the closing of the first tranche shortly. The investors in this funding have an option to fund up to $30 million in the second tranche, upon completion of certain business milestones by the Company. Amarin now forecasts having sufficient cash to fund operations for at least the next 12 months.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation. Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman

Disclosure Notice

The information contained in this document is as of May 19, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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Amarin Corporation plc
Period Ended 31 December 2007 (IFRS - UNAUDITED)

Selected Income Statement Data
	Three months ended 31 December		Twelve months ended 31 December
	2007	2006	2007	2006
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	-	400	-	500

Gross profit	-	400	-	500

Operating expenses:
Research and development	1,748	3,925	10,772	14,380
Selling, General & Administrative	3,222	2,516	14,109	11,311
Amortization of intangible assets	-	170	169	676
Impairment of intangible fixed assets (non-cash)	-	-	8,784	-
Reorganization costs	1,898	-	1,898	-
Share-based compensation (non-cash)	865	470	5,001	2,201

Operating expenses	7,733	7,081	40,733	28,568

Categorized as follows:
Total research & development	2,120	4,080	12,108	15,106
Total selling, general & administrative	5,613	3,001	28,625	13,462
Total operating expenses	7,733	7,081	40,733	28,568

Total operating (loss)	(7,733)	(6,681)	(40,733)	(28,068)

Finance income	(139)	1,533	1,882	3,344
Finance expense	(183)	-	(183)	(2,826)
(Loss) before taxes	(8,055)	(5,148)	(39,034)	(27,550)

Income tax credit	172	128	837	799

Net (loss) for the period	(7,883)	(5,020)	(38,197)	(26,751)

Weighted average shares – basic*	11,013	8,833	9,784	8,234
Loss per share:
Basic	(0.72)	(0.57)	(3.90)	(3.25)
Diluted	(0.72)	(0.57)	(3.90)	(3.25)

* Weighted average shares are calculated taking into account a one-for-ten reverse stock split which took effect from January 18, 2008

Amarin Corporation plc
Period Ended 31 December 2007 (IFRS - UNAUDITED)

	As at 31 December	As at 31 December
	2007	2006
	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	595	314
Intangible fixed assets	19,916	9,636
Available for sale investment	15	18
	20,526	9,968
Current assets
Income tax recoverable	1,704	1,617
Other current assets	1,721	1,172
Cash	18,303	36,802
Total current assets	21,728	39,591
Total assets	42,254	49,559

Liabilities
Non-current liabilities
Provisions	606	110
Other liabilities	36	-
Convertible debt	2,051	-
Total non-current liabilities	2,693	110

Current liabilities
Trade payables	3,462	2,096
Accrued expenses & other liabilities	6,733	8,625
Provisions	5,217	160
Total current liabilities	15,412	10,881
Total liabilities	18,105	10,991

Equity
Capital and reserves attributable to equity holders
Share capital	12,942	7,990
Other reserves	11,207	30,578
Total shareholders' equity and liabilities	42,254	49,559

2. The selected financial data set out in this press release should be read in conjunction with our 2007 IFRS Annual Report on Form 20-F which was filed with the SEC on May 19, 2008.

3. Loss per share
Effective January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Shares and share related information (such as loss per share information) reflect this one-for-ten Ordinary Share consolidation.

4. Non-current assets - Intangible assets
Intangible assets of $19,916,000 relate to the acquisition of Ester Neurosciences Limited on December 5, 2007 representing the upfront acquisition consideration already satisfied in cash and shares in December 2007 plus $4,756,000 of a provision relating to a future contingent milestone, likely payable during 2008. This milestone is payable in cash or shares, at Amarin’s option (see note 6 below).

5. Non-current liabilities – Convertible debt
In December 2007, the company issued $2.75 million 8% convertible notes. These notes are being repaid out of the proceeds of the first tranche of the funding announced on May 14, 2008.The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at December 31, 2007 represents the change in amortized cost under the effective interest rate method.

6. Current liabilities – Provisions
Included in provisions is $4,756,000 which relates to the fair value of the contingent consideration payable to former Ester shareholders in cash or shares, at Amarin’s option, on the achievement of a certain milestone as a result of the acquisition of Ester Neurosciences Limited on December 5, 2007. The achievement of this milestone is considered to be probable and is recognized as a liability.

7. Basis of preparation
As at December 31, 2007, the Company had cash balances of $18,303,000. As previously announced, on May 14, 2008, Amarin announced a private placement of ordinary shares for up to $60 million to be funded in two equal tranches. Amarin expects to announce the closing of the first tranche shortly. The investors in this funding have an option to fund up to $30 million in the second tranche upon completion of certain business milestones by the Company. Amarin now forecasts having sufficient cash to fund operations for at least the next 12 months. The directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis. The basis of preparation assumes that the Company will continue in operational existence for the foreseeable future.